FEDERATED CORE TRUST II, L.P.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 15, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: Federated Core Trust II, L.P. (the “Trust”)

Emerging Markets Fixed Income Core Fund (the “Fund”)

1940 Act File No. 811-10625

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on May 16, 2016 on its Amendment No. 35 with respect to the Fund submitted on March 29, 2016.

Comment 1: Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: Principal Investment Strategies: In the Fund’s 80% Policy on emerging markets, please disclose how you define emerging markets and how you determine that an investment is economically tied to an emerging market. Also, because you include derivatives in the definition of fixed-income investments, please clarify how you value derivatives for purposes of the 80% test. Please be aware that the staff’s position is that “marked to market” should be used for this purpose.

Response: In response to the staff’s comment, the Fund has added the following disclosure:

“Emerging Market countries investments are those that are components of the Barclays U.S. Dollar Emerging Markets Index.”

As a general matter, the Fund values derivatives for purposes of calculating its net asset value in a manner consistent with valuation policies and procedures approved by the Board of Trustees.  The Fund values derivatives at their market price, or if no market price is available, at fair value according to generally accepted accounting principles and the Fund’s valuation policies and procedures, which typically would reflect net value, rather than notional value.  However, for purposes of calculating the Fund’s total assets for purposes of compliance with its 80% Names Rule test, there are cases when the Fund will use notional value.  In particular, the Fund believes that notional value may be more appropriate when derivatives are used to establish synthetic positions with economic exposures similar to that provided by direct investment in securities (in lieu of physical positions).

Comment 3. Swap Contracts. Please confirm that, if the Fund writes credit default swaps, it will segregate assets sufficient to cover the notional value of the swaps. Please note that the disclosure should reference “liquid” assets and “full” notional value.

Response: The Fund supplementally confirms that it will segregate liquid assets in an amount equal to the full notional amount to cover any credit default swaps that it writes.

Comment 4. Greater China Risk. Recent articles suggest that borrowing levels in China have increased at an unprecedented pace and are high by historical standards for an emerging market. Please disclose the approximate percentages of the Fund’s portfolio typically invested in China and consider providing risk disclosure addressing current borrowing levels in China.

Response: Like other countries in which the Fund may invest, the exposure of the Fund to a particular country will vary, and therefore, the Fund cannot estimate precisely how much it will typically invest in China issuers at a given point in time. The Fund’s exposure to issuer countries, including China, is available to investors on the portfolio holdings information on the Federated website and in the Fund’s most recent financial reports. In addition, the Fund has reviewed its Greater China Risk disclosure and believes that it is reasonable and appropriate. The Fund’s investment adviser continually monitors potential risks, and will update the Fund’s risk disclosure if it is deemed necessary in the future.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager